United States securities and exchange commission logo





                             May 13, 2022

       Bruce Wacha
       Executive Vice President of Finance and Chief Financial Officer B&G Foods, Inc.
       Four Gatehall Drive
       Parsippany, New Jersey 07054

                                                        Re: B&G Foods, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 1, 2022
                                                            Form 10-Q for the
Quarterly Period Ended April 2, 2022
                                                            File No. 001-32316

       Dear Mr. Wacha:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 1, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures
       EBITDA, Adjusted EBITDA and Adjusted EBITDA Before COVID-19 Expenses, page 42

   1. You disclose that you define EBITDA as net income before net interest expense, income taxes, depreciation and
amortization and loss on extinguishment of debt   . We remind you
                                                        that to the extent your
definition of EBITDA includes any item in addition to what the acronym suggests (e.g.,
loss on extinguishment of debt), you should revise the title of the measure or remove that
item from your definition of EBITDA. Please refer to Question
                                                        103.01 of the
Compliance & Disclosures Interpretations on Non-GAAP Financial
                                                        Measures. This comment
is also applicable to your presentations of EBITDA in earnings releases under Form 8-K
and Form 10-Qs.
 Bruce Wacha
FirstName  LastNameBruce Wacha
B&G Foods,   Inc.
Comapany
May        NameB&G Foods, Inc.
     13, 2022
May 13,
Page 2 2022 Page 2
FirstName LastName
2. Based on your non-GAAP disclosures and reconciliations, we note EBITDA, Adjusted
         EBITDA, and Adjusted EBITDA before COVID-19 expenses are presented as non-GAAP performance measures and non-GAAP liquidity measures. We also note the reconciliations of EBITDA, Adjusted EBITDA, and Adjusted EBITDA before
COVID-19
         expenses to the most directly comparable GAAP measures include a one step indirect reconciliation that begins with net income and ends with net cash provided by operating activities. Please revise your reconciliations to provide a direct reconciliation of these non-
         GAAP measures from net income and a separate direct reconciliation of these non-GAAP measures from net cash provided by operating activities. Please refer to Item
         10(e)(1)(i)(B) of Regulation S-K. This comment is also applicable to your presentations in earnings releases under Form 8-K and Form 10-Qs.
Adjusted Net Income and Adjusted Diluted Earnings Per Share, page 44

3. In your reconciliations of adjusted net income, you present adjustments net of tax. Please revise your reconciliations to present the tax effects of non-GAAP adjustments as a separate adjustment and provide an explanation of how the tax impacts are calculated.
         Please refer to Question 102.11 of the Compliance & Disclosures Interpretations on Non-
         GAAP Financial Measures. This comment is also applicable to your presentations in earnings releases under Form 8-K and Form 10-Qs.
Notes to Consolidated Financial Statements
Note (6) Goodwill and Other Intangible Assets, page 70

4. We note your disclosures regarding the intangible asset impairments you recorded in FY
         2021. In order to allow investors to better assess the remaining intangible assets at risk, please disclose here, or under Critical Accounting Policies in MD&A, the remaining carrying values of the partially impaired intangible assets. In addition, based on the intangible asset impairments you recorded, please revise Note (8) - Fair Value
         Measurements to provide the disclosures required by ASC 820-10-50-2 or explain why you do not believe they are required.

Form 10-Q for the Quarterly Period Ended April 2, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 27

5. We note your disclosures regarding the nature of the adjustments you include to determine Adjusted EBITDA, Adjusted EBITDA before COVID-19 expenses, and adjusted net income, including adjustments for acquisitions and divestitures and
         adjustments for non-recurring expenses, gains, and losses. We also note during the period ended April 2, 2022 these non-GAAP financial measures were not adjusted for the net gain you recorded from the disposition of assets. Please more fully explain to us how you determine the adjustments to include and exclude from the non-GAAP financial measures
 Bruce Wacha
B&G Foods, Inc.
May 13, 2022
Page 3
         and specifically address why you believe your non-GAAP financial measures comply with
         Question 100.03 of the Compliance & Disclosures Interpretations on Non-GAAP
         Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709
with any questions.



FirstName LastNameBruce Wacha                             Sincerely,
Comapany NameB&G Foods, Inc.
                                                          Division of
Corporation Finance
May 13, 2022 Page 3                                       Office of
Manufacturing
FirstName LastName